INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

July 16, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:
Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Class I Shares for the EuroPac International Value Fund, EuroPac International Bond Fund, EuroPac Hard Asset Fund, EP Asia Small Companies Fund, and EP Latin America Fund (collectively, the “Funds”)

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on July 1, 2013, regarding Post-Effective Amendment No. 359 to the Registrant’s Form N-1A registration statement with respect to the new Class I shares of the Funds, each a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 377 to Funds’ Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Fees and Expenses of the Fund (Applies to each Fund’s summary section)
1.  Within the table, under “Shareholder Fees”, the last line reflects a $15 fee for “Retirement account annual maintenance fee and full redemption fee requests”.  The Fund cannot charge more than a 2% redemption fee.  Since the Fund already has a 2% redemption for shares redeemed within 30 days of purchase, it cannot charge an additional $15 with respect to Fund shares redeemed with the first 30 days.

Response: The language has been slightly modified to clarify the fees.  The Registrant confirms that if a shareholder with a retirement account redeems the account within 30 days of purchase, the account will be charged the 2.00% redemption fee but not the $15.00 account closing fee.

2.  Include, as an exhibit to the Amendment, a copy of the fee waiver agreement with the Fund’s investment advisor that is referenced in footnote 2 to the Fees and Expenses Table and confirm that the term of the contractual agreement is at least one year.

Response: The Registrant has included a copy of the fee waiver agreement with the Fund’s investment advisor, Euro Pacific Asset Management, LLC (the “Advisor”), as Exhibit (h)(4) to the Amendment.  The Registrant confirms that the term of the contractual waiver is at least one year.

3.  Under the heading “Example” include the expense example for five and ten years.

Response:  The expense example numbers for five and ten years have been included.

Tax Information (Applies to each Fund’s summary section)
4.  Delete or move the statement “The Fund will report items of income, return of capital and gain or loss to you through Form 1099.” from the Summary section as this is not required under Item 7 of Form N1-A.

Response:  The Registrant has deleted the statement as requested.

Summary Section Related to the EuroPac International Value Fund
Fees and Expenses of the Fund
5.  Confirm whether acquired fund fees and expenses are greater than one basis point.  If so, include such estimated acquired fund fees and expenses in the Fees and Expenses Table.

Response: The expenses of the ETFs (acquired fund fees and expenses) held by the Fund during the fiscal year ended October 31, 2012 were less than 1 basis point.  Therefore, the Fees and Expenses Table does not contain a line item for acquired fund fees and expenses.

Principal Investment Strategies
6.  The principal investment strategy should include disclosure regarding value investing as reflected by the Fund’s name.

Response:  The following sentence has been added under principal investment strategies, “The Fund’s advisor uses a value investing style focusing on companies the securities of which it believes are undervalued.”

Performance
7.  The Morgan Stanley Capital International (MSCI) World Ex USA Value Index is not an appropriate broad based index because it does not contain emerging markets in which the Fund invests.  Add a broad based index of developed and emerging market investments.

Response:  The Registrant will include the MSCI All Country World Ex USA Value Index as the Fund’s benchmark.  The MSCI All Country World Index IMI is considered representative of stock markets of developed and emerging markets.

Summary Section Related to the EuroPac International Bond Fund
Principal Investment Strategies
8.  Disclose the size of companies issuing fixed income securities in which the Fund invests.  If the companies are small- and mid-capitalization companies, provide risk disclosure.

Response:  The following sentence has been added under principal investment strategies, “The Fund may invest in large-, mid-, and small-capitalization companies issuing fixed income securities.”  In addition small-and mid-capitalization risk has been added.

9.  Clarify the amount the Fund will invest in US securities.

Response:  The following sentence has been modified under principal investment strategies as follows, “The Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in fixed income securities of non- US companies located in Europe and the Pacific Rim.”

10.  State that bonds rated non-investment grade are “junk bonds”.

Response:  The Registrant has updated the section as requested.

11.  Confirm whether derivatives will be included in the 80% of the Fund’s net assets invested in fixed income securities of issuers located in Europe and the Pacific Rim, and if so, confirm the mark to market cash settle value will be used rather than the notional value.

Response:  The Registrant confirms that derivatives will not be included in the 80% of the Fund’s net assets invested in fixed income securities of issuers located in Europe and the Pacific Rim.

12.  Provide risk disclosure for asset-backed securities.

Response:  The Registrant has added risk disclosure for asset-backed securities, as requested.

13.  Emerging market risk is included under the principal risk section.  Emerging markets should be referenced in the investment strategy section.

Response:  The Registrant has added emerging market disclosure in the Fund’s principal investment strategies.

Performance
14.  The Citigroup Non-U.S. Dollar World Government Bond Index is not an appropriate broad based index because it includes primarily government securities whereas the Fund invests in corporate bonds, including junk bonds.

Response:  The Registrant will include the JPMorgan GBI Global ex-US FX NY Index Unhedged in USD which is an unmanaged index market representative of the total return performance in U.S. dollars on an unhedged basis of major non-U.S. bond markets.

Summary Section Related to the EuroPac Hard Asset Fund
Principal Investment Strategies
15.  The Fund must either be a concentrated fund and invest more than 25% in a defined sector or be a non-concentrated fund and not invest more than 25% in a sector.  It may not reserve the freedom to do either.  Clarify the Fund’s concentration policy.

Response:  The Registrant confirms that the Fund is a concentrated fund and will invest more 25% in the hard asset sector.  The disclosure has been revised accordingly.

16.  State that bonds rated non-investment grade are “junk bonds”.

Response:  The Registrant has updated the section as requested.

17.  Confirm whether derivatives will be included in the 80% of the Fund’s net assets invested in fixed income securities of issuers located in Europe and the Pacific Rim, and if so, confirm the mark to market cash settle value will be used rather than the notional value.

Response:  The Registrant confirms that derivatives will not be included in the 80% of the Fund’s net assets invested in fixed income securities of issuers located in Europe and the Pacific Rim.

18.  Remove the paragraph regarding temporary defensive positions as this disclosure is not allowed in the summary section of the prospectus.

Response:  The paragraph has been removed, as requested.

Principal Risks of Investing
19.  Provide risk disclosure for ETFs.

Response:  The Registrant has added risk disclosure for ETFs, as requested.

20.  Emerging market risk is included under the principal risk section.  Emerging markets should be referenced in the investment strategy section.

Response:  The Registrant has added emerging market disclosure in the Fund’s principal investment strategies.

Performance
21.  The S&P Global Natural Resources Sector Index is not an appropriate broad based index because it does not include REITs.

Response:  The Registrant has determined that the Fund’s investments in REITs are not a principal investment strategy. The REIT disclosure has been deleted from the principal investment strategies and principal risks of investing and therefore, the Registrant believes the S&P Global Natural Resources Sector Index is an appropriate and reflects the Fund’s underlying principal strategy.

Summary Section Related to the EP Asia Small Companies Fund
Principal Risks of Investing
22.  Portfolio Turnover Risk is included under the principal risk section.  Portfolio Turnover Risk should be referenced in the investment strategy section.

Response:  In reviewing the portfolio turnover rates for the last two fiscal years for the Fund, the Registrant has determined that portfolio turnover is not a principal risk of investing and has therefore deleted this disclosure.

Summary Section Related to the EP Latin America Fund
Principal Investment Strategies
23.  Explain how “organized in Latin America” is tied economically to Latin America.

Response:  The Registrant confirms that the Fund invests at least 80% of its net assets in equity securities of Latin America companies that are tied economically to Latin America.  Further, the Prospectus disclosure has been revised to clarify that the Fund considers a company to be a Latin American company if the company derives at least 50% of its revenues or profits from business activities in Latin America.

24.  Small or mid-cap companies risk is included under the principal risk section.  This should be referenced in the investment strategy section.

Response:  The Registrant has added disclosure regarding investment in small and mid-cap companies in the Fund’s principal investment strategies.

Management of the Funds
25.  Pursuant to Form N-1A, Item 10(a)(1)(iii), include a statement that a discussion regarding the basis for the board of trustees approving any investment advisory contract of the Fund is available in the Fund’s annual or semi-annual report.

Response:  The statement has been added to the section under “Management of the Funds”.

Share Price
26.  The first paragraph states that “The Fund’s NAV is typically calculated as of the close of regular trading…”  Please delete the term “typically”.

Response:  The Registrant has deleted the term “typically” as requested.

27.  State the method that the Fund typically uses to value Fund shares before using fair value pricing.

Response:  The Registrant has added the following statement to the beginning of the third paragraph: “The Fund’s securities generally are valued at market price.  Securities will be valued at fair value when market quotations are not readily available.”

Selling (Redeeming) Fund Shares
28.  The disclosure states, “If you purchase shares through an approved financial intermediary, your redemption order must be place through the same financial intermediary.”  Make clear that the shareholder may still redeem their shares directly through the Fund, if the financial intermediary goes out of business.

Response:  The Registrant has added the following statement to the end of the paragraph: “In the event your approved financial intermediary is no longer available, you may place your redemption order directly with Fund as described below.”

Payment of Redemption Proceeds
29.  The second paragraph states that the “Fund will not honor redemption requests” and “Specifically, the Fund may suspend the right to redeem shares.”  Redemption requests may not be denied - only delayed.  Revise disclosure to clarify that redemptions will not be denied.

Response:  The Registrant has amended the disclosure under “Payment of Redemption Proceeds” as follows:

You may redeem shares of a Fund at a price equal to the NAV next determined after the Transfer Agent and/or authorized agent receives your redemption request in good order.  Generally, your redemption request cannot be processed on days the NYSE is closed.  All requests received in good order by the Transfer Agent before the close of the regular trading session of the NYSE (generally, 4:00 p.m. Eastern Time) will usually be sent to the bank you indicate or wired on the following day using the wire instructions on record.  Except as specified below, a Fund will process your redemption request and send your proceeds within seven calendar days after the Fund receives your redemption request.

If you purchase shares using a check and request a redemption before the check has cleared, the Fund may postpone payment of your redemption proceeds up to 15 days while the Fund waits for the check to clear. Furthermore, there are certain times when you may be unable to sell Fund shares or receive proceeds.  Specifically, a Fund may suspend the right to redeem shares or postpone the date of payment upon redemption for more than seven calendar days: (1) for any period during which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted; (2) for any period during which an emergency exists affecting the sale of the Funds’ securities or making such sale or the fair determination of the value of the Fund’s net assets not reasonably practicable; or (3) for such other periods as the SEC may permit for the protection of the Funds’ shareholders.

Financial Highlights
30.  The financial highlights for the Class A shares should be included with an introduction that the financial highlights presented are for Class A shares which has a different expense ratio.

Response:  The financial highlights for the Class A shares have been included in the Prospectus.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Investment Strategies and Policies
31.  The Prospectus should include the following sentence under “Over-the-Counter-Options”.  “Because the Fund must maintain a secured position with respect to any call option on a security it writes, the Fund may not sell the assets which it has segregated to secure the position while it is obligated under the option.  This requirement may impair the Fund’s ability to sell portfolio securities at a time when such sale might be advantageous.”

Response:  The requested sentence has been added to the SAI.

32.  Confirm that if the Fund engages in written options, the value segregated to cover the Fund’s obligation is based on notional values.

Response:  The Registrant confirms that it will segregate amounts equal to the notional values for any written options transactions.

Investment Restrictions
33.  Item 3 with respect to the EuroPac Hard Asset Fund should reflect a concentration policy in the hard assets industries.  The Fund must either be a concentrated fund and invest more than 25% in a defined sector or be a non-concentrated fund and not invest more than 25% in a sector.  It may not reserve the freedom to do either.  Clarify the Fund’s concentration policy.

Response:  The Registrant confirms that the Fund is a concentrated fund and will invest more 25% in the hard asset sector.  However, making the requested revision to fundamental investment policy #3 would require approval by the Fund’s shareholders, and the Registrant does not believe it would be appropriate to incur the costs to call a shareholder meeting for this purpose.  We have, however, added the following disclosure to the end of the “Investment Restrictions” section:

Although fundamental investment restriction #3 above indicates that the EuroPac Hard Asset Fund may invest 25% or more of its total assets in “hard asset” industries, the EuroPac Hard Asset Fund will concentrate (i.e., invest 25% or more of its total assets) in such investments.  As stated in the Prospectus, under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in hard asset securities of companies located in Europe and the Pacific Rim.

Service Providers
34. Pursuant to Form N-1A, Item 19(e)(3), the co-administrator fees should be provided for the last three fiscal years.

Response:  The co-administrator fees have been provided for the last three fiscal years.

Purchase and Redemption of Fund Shares
35. The second paragraph under this section states that “Furthermore, the Trust may suspend the right to redeem its shares or postpone the date of payment upon redemption for more than three business days (i) for any period during which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted; (ii) for any period during which an emergency exists as a result of which the sale by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund to fairly determine the value of its net assets; (iii) for such other periods as the SEC may permit for the protection of the Fund’s shareholders; or (iv) to ensure a recent purchase made by check clears”.  Item (iv) of the statement does not conform to Section 22(e) of the Investment Company Act of 1940, as amended.  Please revise item (iv) to clarify that the redemption request will only be postponed.

Response:  The Registrant has revised the statement as follows: “Furthermore, the Trust may suspend the right to redeem its shares or postpone the date of payment upon redemption for more than seven calendar days (i) for any period during which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted;  (ii) for any period during which an emergency exists as a result of which the sale by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund to fairly determine the value of its net assets; or (iii) for such other periods as the SEC may permit for the protection of the Fund’s shareholders.  In addition, if you purchase shares using a check and request a redemption before the check has cleared, the Fund may postpone payment of your redemption proceeds up to 15 business days while the Fund waits for the check to clear.”

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission Staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/Joy Ausili
Joy Ausili
Investment Managers Series Trust
Secretary